FORM 6-K
                                    --------


                       Securities and Exchange Commission
                             washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



For the month of          February                                2004
                          ---------------------------------      -----------
Commission File Number    000-23464
                          ---------------------------------      -----------

                                Hummingbird Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

         Form 20-F                          Form 40-F      X
                    -------------                      -------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                               No       X
             --------------                   --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

                                 DOCUMENT INDEX


Document
--------

 1. News Release dated February 2, 2004 ("HUMMINGBIRD ENTERPRISE(TM) CONTINUES TO GAIN MOMENTUM WITH LEGAL CUSTOMERS WORLDWIDE")
 2.   News Release dated February 2, 2004 ("HOWREY SIMON
      ARNOLD & WHITE DEPLOY INDUSTRY'S FIRST TRULY CENTRALIZED DOCUMENT MANAGEMENT SOLUTION WITH HUMMINGBIRD ENTERPRISE")
 3. News Release dated February 3, 2004 ("HUMMINGBIRD ANNOUNCES MEMBERSHIP OF INAUGURAL LEGAL CIO ADVISORY BOARD")
 4. News Release dated February 17, 2004 ("THE SIMMONS FIRM SELECTS HUMMINGBIRD ENTERPRISE(TM)TO IMPROVE LEVEL
      OF LEGAL SERVICES")
 5. News Release dated February 18, 2004 ("STOLT-NIELSEN TRANSPORTATION GROUP STREAMLINES INVOICING AND ACCOUNTS PAYABLE PROCESSES WITH HUMMINGBIRD AND HANDYSOFT")
 6. News Release dated February 23, 2004 ("HUMMINGBIRD ANNOUNCES HUMMINGBIRD ENTERPRISE(TM)2004 FOR LEGAL")
 7. News Release dated February 23, 2004 ("HUMMINGBIRD UNVEILS NEW ENTERPRISE CONTENT MANAGEMENT SOLUTION")
 8.   News Release dated February 23, 2004 ("HUMMINGBIRD
      ANNOUNCES DOCS OPEN(R)4")
 9.   News Release dated February 24, 2004 ("HUMMINGBIRD
      AND LEXISNEXIS ANNOUNCES NEW CONTRACT MANAGEMENT
      SOLUTIONS DESIGNED TO STREAMLINE CONTRACT CREATION
      AND APPROVAL PROCESS")
10.   News Release dated February 24, 2004 ("HUMMINGBIRD
      PARTNERS WITH VENETICA TO LEVERAGE DISTRIBUTED CONTENT
      FOR CONTRACT MANAGEMENT, COMPLIANCE AND OTHER
      BUSINESS SOLUTIONS")
11. News Release dated February 24, 2004 ("HUMMINGBIRD ANNOUNCES INTEGRATION WITH EMC CENTERA(TM)COMPLIANCE EDITION TO ADDRESS REGULATORY CHALLENGES")
12.   Shareholder Report for the first quarter ended
      December 31, 2003
13. Management's Discussion and Analysis for the first quarter ended December 31, 2003

                                                                 Document No. 1

[Hummingbird logo omitted}

           HUMMINGBIRD ENTERPRISE(TM) CONTINUES TO GAIN MOMENTUM WITH
                            LEGAL CUSTOMERS WORLDWIDE
      Hummingbird's end-to-end integrated practice management solution the leading choice within the global legal market segment

Toronto, Ontario and LegalTech, New York - February 2, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that the Hummingbird Enterprise(TM) comprehensive suite of practice management solutions continues to be the leading choice in the legal market. Law firms, corporate legal departments and professional services firms worldwide are deploying Hummingbird technology for its matter-centric environment that delivers significant performance and scalability enhancements at the lowest total cost of ownership.

The March 2003 acquisition of LegalKEY(R) Technologies, a software and solutions company specializing in integrated practice management applications for law firms and professional services organizations, further advanced Hummingbird's position in the legal market. The Hummingbird and LegalKEY integrated suite offers enhanced end-to-end content lifecycle management applications for law firms that encompasses Matter Centric Information Management, Automated Client/Matter Intake, Conflict Resolution, Docketing/Calendaring, and Practice Management and Records Management.

"The Hummingbird strategy for the legal segment is to provide products and services that deliver sustainable value and benefits to our customers. Currently, our integrated suite of knowledge-enabling technologies serve more than 1,000 legal firms globally," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "In today's economy, law firms have high expectations for their IT investments. Hummingbird Enterprise provides a unique suite of practice management solutions for lawyers and clients to securely access, manage and share work product, improving overall efficiencies and client relationships."

Hummingbird is the leading vendor to AmLaw Global 100 firms and Global 2000 corporate counsel. Hummingbird provides document management solutions to more of the Global 100 firms - the biggest and most profitable law firms worldwide - than all other document management vendors combined. For the past eight years, Hummingbird has been the market share leader and continues today. Moreover, according to the Eighth Annual AmLaw Tech Survey 2003(1), 54% of the 200 top-grossing U.S. law firms use the Hummingbird document management solution, more than any other document management software provider. Hummingbird's advanced document and content management solution has achieved this honor for five consecutive years.

CENTRALIZED SOLUTION IMPROVES KNOWLEDGE SHARING
Global law firms operate in an intensely competitive yet increasingly interdependent environment. Global competition requires investments in cost effective and scalable IT infrastructure. Hummingbird legal customers are benefiting from enhanced functionalities to support requirements for data center consolidation and centralization of the firm's IT resources.

"We successfully completed worldwide deployment of Hummingbird DM 5 on a tight schedule to 2,200 users in 16 offices in North America and Europe, with minimal significant downtime. Because our users were already familiar with Outlook, we implemented DM 5 inside Outlook, which will also allow for improved e-mail management. Over the next few months we will


________________

(1) The Eighth Annual AmLaw Tech Survey 2003 is featured in the September issue of AmLaw Tech, a supplement to The American Lawyer.

deploy knowledge management and worldwide content searching building upon Hummingbird DM," said Bradley S. Christmas, CIO at Akin Gump Strauss Hauer & Feld. "Prior to DM 5, we were using nearly 30 separate DM libraries. Now all documents are consolidated into two production libraries and one archive library in two data centers. The performance, scalability and reliability of DM 5 have met our expectations. Our server hardware requirements were reduced and we are now positioned to accommodate additional lawyers with minimal increases in per-lawyer technology expense."

Robert Koenen, COO at Howrey Simon Arnold & White, adds, "With offices spread across the United States and over 1,600 staff, the fast, efficient exchange and integration of documents and information is fundamental to our success. With Hummingbird's centralized library solution, our attorneys and staff have access to all our documents from one centralized repository. The solution is flexible, open, easy-to-use and administer, resulting in improved collaboration between internal staff and external clients and reduced operating costs and IT manpower."

EASY ACCESS TO WORK PRODUCT AND KNOW-HOW
----------------------------------------
Hummingbird Enterprise delivers significant performance enhancements and additional functionalities to improve overall performance. Content created in any authoring application or e-mail system can be seamlessly profiled into and managed within the secure platform with automatic metadata inheritance, such as client/matter number. In any of these interfaces, one-click access to firm work product and know-how is easy. Hummingbird Enterprise provides seamless access to all of the firm's work product and know-how directly from within Microsoft Outlook, Windows Explorer, Web browsers, and authoring tools.

"The powerful e-mail management capabilities, indexing and search tools and Web access allow our staff to organize, find and distribute intellectual property, when and where they need it, increasing efficiency in servicing our global client base," said Craig Courter, CTO, Baker & McKenzie.

Francesc Munoz, director, information technology at Spanish law firm, Cuatrecasas, said, "With Hummingbird Enterprise we have standardized information sharing across our global offices, providing a centralized collaboration and document management system. Our employees can easily and quickly search and share information and reuse best practices content regardless of location, improving productivity of attorneys and administrative assistants."

Hummingbird will be demonstrating the Hummingbird Enterprise solution for the legal market at the LegalTech conference at Booth #2003, February 2-4, 2004.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry-leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing more than 1470 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, visit: http://www.hummingbird.com
--------------------------

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                 Document No. 2

[Hummingbird logo omitted}

    HOWREY SIMON ARNOLD & WHITE DEPLOY INDUSTRY'S FIRST TRULY CENTRALIZED DOCUMENT MANAGEMENT SOLUTION WITH HUMMINGBIRD ENTERPRISE(TM)

      Hummingbird Enterprise offers the firm a simplified infrastructure, reduced IT costs and improved security and management of libraries

Toronto, Ontario and LegalTech, New York - February 2, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Howrey Simon Arnold & White, one of the world's leading international law firms, has successfully deployed the industry's first truly centralized document management solution using the Hummingbird Enterprise(TM) document management platform.

Ranked as one of the largest and most influential law firms in the world, Howrey has offices located across the United States and Europe. As part of the data center consolidation effort, Howrey relocated all its content residing in multiple libraries dispersed across the United States into one central repository housed at an AT&T offsite hosting center in Virginia. Attorneys and staff have fast and seamless access to approximately two million documents stored in a centralized repository, including correspondence, e-mails, memoranda, pleadings, research notes and contracts.

"Hummingbird Enterprise significantly improved the firm's knowledge management capabilities resulting in better litigation support and increased attorney productivity," said Robert Koenen, chief operating officer, Howrey Simon Arnold & White. "Rapid and reliable firm-wide information access from a single data center, without the need for any local servers in our offices, resulted in significantly lower operational costs."

Howrey successfully consolidated its distributed libraries using Hummingbird ETL(TM). Hummingbird's data integration tool was used to consolidate data from multiple libraries across the country into a single, centralized repository. The new solution has reduced hardware expenditures and IT support and maintenance costs for the firm, directly affecting the bottom line.

With Hummingbird Enterprise, employees are able to share, search for and administer documents and information from within familiar interfaces, including Microsoft Outlook, Windows Desktop, Windows Explorer and mainstream authoring tools, such as Microsoft Office. In addition, users can profile and manage e-mails from within Microsoft Outlook, and are able to drag-and-drop messages and attachments straight into the Hummingbird DM(TM) repository.


"Hummingbird Enterprise is very well suited for centralized deployments, offering firms substantial benefits, such as reduced IT costs, simplified infrastructure and improved security and management of libraries," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We are very pleased to provide a foundation for Howrey to build a cost-effective, easy-to-use, centralized document management solution and look forward to repeating this successful solution at other law firms."

Hummingbird will be demonstrating the Hummingbird Enterprise solution for the legal market at the LegalTech conference at Booth #2003, February 2-4, 2004.

About Howrey Simon Arnold & White, LLP
Founded in 1956, Howrey Simon Arnold & White, LLP, is an international law firm with over 550 attorneys and more than 50 economic, financial, and environmental consultants. It is one of the most frequently used law firms in the nation among Fortune 250 companies according to the National Law Journal's recent survey of "Who Represents Corporate America?" Howrey has ten offices - in Washington, DC, the headquarters; Los Angeles, Irvine, Menlo Park and San Francisco, California; Houston, Texas; Chicago, Illinois; London, England, Brussels, Belgium and Amsterdam, The Netherlands. Howrey's primary practice groups are Intellectual Property, Antitrust and Global Litigation. For more information, visit: http://www.howrey.com.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                Document  No. 3

[Hummingbird logo omitted}


                  HUMMINGBIRD ANNOUNCES MEMBERSHIP OF INAUGURAL
                            LEGAL CIO ADVISORY BOARD
Board will provide a forum for knowledge exchange, feedback and recommendations relating to strategic product priorities and services impacting law firms


Toronto, Ontario and LegalTech, New York - February 3, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today introduced the members of its inaugural Legal CIO Advisory Board. The 24-member Board consists of a diverse group of Chief Information Officers who represent a broad cross section of Hummingbird legal customers globally.

The Hummingbird Legal CIO Advisory Board will provide a forum to address product strategy, share product plans, and gain valuable insights to make informed decisions about product development priorities. Board membership takes into account the diversity of Hummingbird legal customers in terms of geography, size and Hummingbird products deployed. Particular attention was paid to the importance of creating a balance between large, global law firms and specialized, regional firms.

"Our Legal CIO Advisory Board includes broad representation of our legal customers worldwide," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We value and appreciate the participation of this esteemed group of CIOs who will bring their invaluable knowledge and insights to help us advance our products and services."

The CIOs forming the Board include members from law firms in North America, Europe and Asia-Pacific:

North America
-------------
Brad Christmas -Akin Gump Strauss Hauer & Feld LLP
Sherry Lalonde - Cooley Godward LLP
Joan Barrow - Dickstein Shapiro Morin & Oshinsky LLP
Sandra Milloy - Gowling Lafleur Henderson LLP
Brian Conlon - Howrey Simon Arnold & White, LLP
Sean Curry - Hughes & Luce LLP
Jamie Booth - Hunton & Williams
Dave Piling - Jenner & Block LLP
Thomas Oakes - McCarthy Tetrault LLP
Howard Schweitzer - O'Melveny & Myers LLP
Scott Bravi - Pitney, Hardin, Kipp & Szuch LLP
Tony Cordeiro - Shearman & Sterling LLP
Venky Srinivasan - Stikeman Elliott LLP
Harris Tilevitz - Skadden, Arps, Slate, Meagher & Flom LLP
Andrew Jurczyk - Sonnenschein Nath & Rosenthal LLP
Sean Scott - Womble Carlyle Sandridge & Rice, PLLC

Europe                                      Asia-Pacific
David Burwell - Allen & Overy               Vic Wotherspoon -
Sue Hall - Baker & McKenzie                 Corrs Chambers Westgarth (Australia)
John Gould - Charles Russell
Tony Rowe - Clifford Chance
Francesc Munoz - Cuatrecasas
Chris Petrie - Stephenson Harwood
Nigel Blackwood - Wragge & Co.

The Board will hold its first annual meeting in plenary session immediately following the Hummingbird Annual Worldwide Summit Conference in Florida, February 2004. Ron Friedmann, an attorney and domain expert in the legal market with extensive experience in technology, software business and knowledge management, will work in partnership with the Board members to develop a comprehensive and meaningful agenda for the meeting and will moderate the plenary session at Summit.

Primary areas to be addressed by the Board at the first meeting will include key technology and business drivers that impact the legal market, such as:

o    Data Center Consolidation, Business Continuity
o    Scalability and Performance
o    Content Life Cycle Processes for Law Firms
o    Matter and Practice Centric Computing
o    Usability Issues such as Desktop Integration, E-Mail
o    Know-How Management, Expertise Location
o    Emerging Technologies such as IM and VOIP

The Board will meet four times annually including a plenary session at Summit every year and three quarterly conference calls and briefings. Hummingbird executives will work with the Board to develop an annual report that will summarize all key activities, resolutions and recommendations to share with the legal community at large.

"Our intention is to provide a forum for knowledge exchange between the members of the Board, other firms, third party experts, and technology partners," added Pery. "We want to make this a `forum for innovation' where we do not just simply discuss existing product plans and road maps, but look at the longer run and see how we can plan more effectively for the needs of our legal customers as their practice and application requirements evolve."

For more information about the Legal CIO Advisory Board, visit the Hummingbird website at: http://www.hummingbird.com/industry/legal
            -----------------------------------------

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com

Hummingbird contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                 Document No. 4

[Hummingbird logo omitted}


        THE SIMMONS FIRM SELECTS HUMMINGBIRD ENTERPRISE(TM) TO IMPROVE
                            LEVEL OF LEGAL SERVICES
       Hummingbird's flexible suite of integrated solutions will enhance the management and distribution of firm content and processes

Toronto - February 17, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that Illinois-based law firm, The Simmons Firm, LLC, has selected Hummingbird Enterprise(TM) for its document and knowledge management, portal and collaboration solutions. Hummingbird Enterprise will integrate seamlessly to the custom case management system the firm uses to manage its electronic data and e-mail content. The integrated, flexible platform will enhance productivity at The Simmons Firm, by enabling attorneys and clients to access, share and manage firm content and case-related information such as documents, scanned data and billing information, from a highly secure, centralized workspace.

The Simmons Firm concentrates on complex litigation and dispute cases against negligent companies and industries relating to such areas as asbestos exposure, securities fraud, OxyContin, tobacco, Ephedra and vinyl chloride. The firm will build a solid, collaborative platform with the Hummingbird portal and collaboration technologies to manage and integrate custom applications and securely access information and resources. Attorneys and clients will be able to share and view all critical content such as client case files, memorandums, attorneys' notes and correspondence through matter-centric pages, providing a consolidated view across all matters. The collaborative environment features a comprehensive permissions component allowing the firm to control document access by case, folder, and even document.

"Our firm litigates very complicated lawsuits and legal disputes and we needed an integrated, flexible environment to organize and store the large quantities of data created for each case," said Cord Cooper, IT Manager, The Simmons Firm. "Following a thorough analysis of the top document management vendors for the legal industry, we chose Hummingbird to support our knowledge management requirements. Hummingbird Enterprise will offer our attorneys and clients a secure, collaborative workspace to provide easy access to documents and information, reducing costs and increasing our level of service."

Finding a reliable and effective e-mail management system was also a major priority for the firm. Users will have the ability to easily capture critical client and matter-related information that is currently unmanaged and residing in the firm's e-mail system. Employees can apply multiple profiles for incoming and outgoing e-mails. The multiple profiles per library will allow the staff to classify e-mails differently based on the type of case or the type of information within the e-mail. Users can profile and manage e-mail via the Hummingbird DM(TM) interface from within Microsoft Outlook, and be able to drag-and-drop messages and attachments straight into the Hummingbird DM repository.

"Given today's increasingly competitive environment, the legal profession has extremely high expectations for its knowledge management solution," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "With the Hummingbird Enterprise technologies, The Simmons Firm will deliver cost-effective legal services, realizing bottom-line benefits and improved client relationships."

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                 Document No. 5

[Hummingbird logo omitted}



     STOLT-NIELSEN TRANSPORTATION GROUP STREAMLINES INVOICING AND ACCOUNTS
               PAYABLE PROCESSES WITH HUMMINGBIRD AND HANDYSOFT
   Hummingbird Enterprise(TM) document management technologies partner with
             HandySoft's BizFlow(R) BPM platform to provide more
                  efficient and reliable approval processes

Toronto - February 18, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS) and HandySoft Global Corporation, a leading provider of business process management solutions, today announced that Stolt-Nielsen Transportation Group (SNTG) has successfully deployed Hummingbird Enterprise(TM) and HandySoft's BizFlow(R) to automate and streamline its invoicing and accounts payable processes. The advanced document management and business process management solutions addresses SNTG's complex AP workflow requirements across its many offices, enabling a more efficient approval process in the distributed environment.

Stolt-Nielsen Transportation Group, a division of Stolt-Nielsen S.A., is the world's leading provider of transportation services for bulk liquid chemicals, edible oils, acids and other specialty liquids. After relocating its accounts payable staff and creating an accounting service center, the Houston office began supporting operations for more than 20 locations worldwide including offices in Rotterdam and Singapore. With invoices numbering about 900,000 annually, the company decided to implement a single global document management repository where accounts payable clerks can store invoice images and supporting documentation and then easily route them for review and approval to supervisors anywhere in the world.

"Our initial solution - an access database - was not very user-friendly and staff had difficulty finding the invoices they were looking for," said Mickey Stayman, business systems manager, Stolt-Nielsen Transportation Group Ltd. "With the integrated document management and BizFlow systems, users now have a work list from which they can see all invoices for which they are responsible, resulting in fewer processing errors. We have received overwhelming user support for the Hummingbird/HandySoft solution. The improvement to our approval process has been dramatic."

The Hummingbird Enterprise document management technology enables SNTG users to securely categorize and store all invoice images together with supporting documentation, such as e-mails and drawings, in a secure, centralized repository. With the combined Hummingbird/ HandySoft technologies, users have the ability to see the invoices and route them through the approval process, even when they are out of the office, without having to deal with paper copies. Accounts payable clerks in Houston, for example, can scan and submit invoices for approval by supervisors in Rotterdam. By reducing invoice cycle times by as much as 85 percent, SNTG has reduced outstanding payables and can take advantage of early-pay discounts.

"We have improved the time it takes to approve invoices. We have also improved the reliability with which approvers are adhering to authorization limits," added Stayman. "Our goal is to deploy the Hummingbird/HandySoft solution for all processes, in all departments, in all offices - approximately 800 users."

"Business executives are always looking for ways to optimize cash flow, increase profitability, reduce costs and improve quality," said Stuart Claggett, chief operating officer for HandySoft. "Implementing an integrated business process and document management system with customized solutions for financial processes, such as accounts payable, enables them to harness the power of technology to meet these objectives."

"Working with our partner, HandySoft, we are providing Stolt-Nielsen with a seamlessly integrated accounts payable solution, dramatically simplifying internal processes," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "By integrating Hummingbird's document management interface with HandySoft's powerful tracking and routing capabilities, Stolt-Nielsen users have automated the numerous tasks associated with invoice distribution and review, boosting overall productivity and directly impacting the company's bottom line."

About Stolt-Nielsen Transportation Group
----------------------------------------
Stolt-Nielsen S.A. is one of the world's leading providers of transportation services for bulk liquid chemicals, edible oils, acids, and other specialty liquids. The company, through its parcel tanker, tank container, terminal, rail and barge services, provides integrated transportation for its customers. The company also owns 63 percent of Stolt Offshore S.A. (Nasdaq NM: SOSA; Oslo Stock
Exchange: STO), which is a leading offshore contractor to the oil and gas industry. Stolt Offshore specializes in providing technologically sophisticated offshore and subsea engineering, flowline and pipeline lay, construction, inspection, and maintenance services.

About HandySoft Global Corporation
----------------------------------
HandySoft Global Corporation is the premier provider of configurable software solutions that simplify and automate business processes; capture and enforce best practices; improve productivity and quality while reducing costs; integrate information technology; and foster collaboration among employees, customers, and partners.

The foundation for HandySoft's industry and departmental solutions is BizFlow(R), the award-winning platform for business process management, automated workflow, and collaboration. BizFlow offers complete capabilities for building and managing automated business processes, including tools for designing and monitoring the processes, presenting and accessing work, integrating existing IT systems, and administering the platform itself. As a global solutions provider, HandySoft has headquarters in Vienna, VA, and Seoul, Korea, with strategic partner representation throughout the world. HandySoft has implemented process management solutions at more than 380 sites worldwide.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
-----------------
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1470 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

HandySoft contact:

Sarah Hedges
HandySoft Corporation
703.442.5600
shedges@handysoft.com
---------------------

                                                                 Document No. 6

[Hummingbird logo omitted}



         HUMMINGBIRD ANNOUNCES HUMMINGBIRD ENTERPRISE(TM) 2004 FOR LEGAL End-to-end integrated practice management solution for law firms, corporate legal departments and professional services firms delivers ease of deployment, scalability and low cost of ownership


Hummingbird Summit 2004, Hollywood, Florida - February 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announces Hummingbird Enterprise 2004 for Legal. The new, vertically-focused content management solution will enable law firms, corporate legal departments and professional services organizations to secure, manage, and analyze client information, make better decisions faster, and communicate to clients with greater speed and accuracy.

"As new forms of content and communication are rapidly emerging, legal organizations are struggling to stay abreast of new compliance standards and implement cost-effective records management technologies," said Barry Litwin, president, Hummingbird Ltd. "Our commitment to the legal market is to deliver a comprehensive suite of practice management solutions that generate incremental value at the lowest total cost of ownership. The release of Hummingbird Enterprise 2004 for Legal anticipates new ways that lawyers want to work, the move to consolidate data centers, efficiency improvements while preserving existing IT infrastructure, and the need to manage firm content throughout its lifecycle."

Hummingbird Enterprise 2004 for Legal addresses the key challenges facing legal organizations today - timely corporate disclosures, financial reporting, executive certifications, supporting audit due diligence, and complaints handling. The solution offers the following benefits to legal organizations:

Lawyers and Staff
o Matter and Practice Views - Lawyers store, organize, and retrieve work product, billing information, legal research, and other external data by client-matter or practice;
o Lifecycle Management of Matters and Work Product: Lifecycle management from intake and conflicts, to active work product, to knowledge re-use, to records management;
o Easy E-mail Management: Lawyers store messages and attachments in matter folders, which are available to groups of lawyers, as easily as they do in individual and private folders. Rules can operate automatically to help manage large mail volumes;
o Intuitive Interface in Microsoft Outlook: Lawyers interact with an intuitive interface in Microsoft Outlook, a Web-based "desktop," Windows Explorer, or from within any user authoring applications, such as Microsoft Word;
o Fast Full-text Searching: Lawyers can run searches against documents, e-mail, and other data sources, including West or Lexis. Results are returned clustered in groups and ranked by relevancy;
o Secure Collaboration: Lawyers work securely with clients, integrated with other matter-related information.

IT Managers
-----------
o    Consolidation: Data center centralization and server consolidation;
o Non-intrusive Access: Easy access to and management of firm work product from Microsoft Outlook, Explorer and all authoring applications;
o Customizable Views: User and administrator customizable Matter and Practice centric views of multiple data types and repositories;
o Better integration: Integration between practice management applications, such as Matter Intake, Conflicts, Docketing and Records Management practices.

Centralization and Consolidation
Hummingbird Enterprise 2004 for Legal delivers significant performance and scalability enhancements with additional functionality to support the move toward data center consolidation and centralization of the firm's IT resources. The platform is enhanced to reduce network traffic and provide optimal LAN and WAN performance while the Distributed Content Cache server is designed to support faster access to content from remote locations. The pre-packaged tools using Hummingbird ETL(TM), streamline the process of migrating from and consolidating distributed content libraries into centralized repositories.

Manage E-mail Seamlessly with Other Work Product
Lawyers and staff require the flexibility to profile e-mail and documents, access know-how and view billing information from a single source with as few clicks as possible. A new automated, rules-based e-mail categorization engine is seamlessly integrated with Microsoft Exchange. It installs on existing Microsoft Exchange Servers, thereby minimizing incremental IT investments.

Matter and Practice Centric Way of Working
Hummingbird delivers a significant innovation with the new enhanced Hummingbird Enterprise 2004 for Legal Web-top. This new capability combines the best of Hummingbird Enterprise DM, Collaboration, BI/Query, Collaboration and Enterprise Workflow with Hummingbird Portal, providing an extensible platform for the development of matter and practice centric- solutions.

Integrated Practice Management Solutions
Firm know-how and work product must be protected and preserved. Hummingbird Enterprise 2004 for Legal provides the foundation for increased integration of additional practice management applications such as Matter Intake, Conflicts, Critical Dates and Records Management made possible by our acquisition of LegalKey.


Hummingbird Enterprise 2004 for Legal is expected for general availability March 1, 2004.


About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.
                                                    --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                                Michele Stevenson
Chief Financial Officer                     Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                 Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                           Fax:  416-496-2207
inder.duggal@hummingbird.com                michele.stevenson@hummingbird.com
----------------------------                ---------------------------------

                                                                Document No. 7

[Hummingbird logo omitted}


         HUMMINGBIRD UNVEILS NEW ENTERPRISE CONTENT MANAGEMENT SOLUTION Hummingbird Enterprise(TM) 2004 Helps Companies Manage Knowledge Assets,
                Compliance Regulations and Content Management
                  Challenges at the Lowest Cost of Ownership

Hummingbird Summit 2004, Hollywood, Florida - February 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announces Hummingbird Enterprise(TM) 2004, the next release of Hummingbird's award-winning enterprise content management (ECM) solution. Hummingbird Enterprise(TM) 2004 will enable customers to create, manage, deliver and archive the content that drives business operations, from documents to e-mail, instant messages, Web pages, records and media.

"The release of Hummingbird Enterprise(TM) 2004 addresses one of the biggest challenges facing companies today - managing and organizing enterprise content in its many forms. The rapid increase in mergers and acquisitions accompanied by new regulations such as Sarbanes Oxley and HIPPA are testing companies on how fast they can respond to market demands," said Barry Litwin, president of Hummingbird Ltd. "The strategic enhancements to Hummingbird Enterprise(TM) 2004 will enable customers to automate the production, exchange, retrieval, development and personalization of all types of content, making it easier to connect employees, partners and customers, worldwide."

"The systematic management of business content throughout its lifecycle remains one of the single-biggest challenges for an enterprise. IT consolidation and risk mitigation require enterprises to accelerate and upgrade investments in enterprise scale content management solutions," said Mark Gilbert, vice president and research director, Gartner, Inc. "Content management services are essential for the effective management of content from diverse applications such as e-mail, Web sites, office documents and rich media."

"Hummingbird Enterprise 2004 provides enterprise customers with better collaboration, greater accountability and compliance, and complete security of their knowledge assets," said Andrew Pery, chief marketing officer and senior vice president of marketing at Hummingbird. "With this release, we are providing the best solution for our customers to manage the entire lifecycle of their knowledge assets at the lowest total cost of ownership."

Hummingbird Enterprise(TM) 2004 offers customers the following key enhancements:

o New Workflow Engine: Users can easily define, apply and reuse business logic across all components of Hummingbird Enterprise(TM) with intuitive, graphical drag-and-drop functionality.
o Integrated BI/Query: Bridging both structured and unstructured business content by integrating BI/Query into Hummingbird Enterprise 2004 integrates a BI/Query that delivers an enterprise-wide reporting platform consisting of 40 pre-built reports.
     o Rules-Based Server Side Solution: Hummingbird Enterprise 2004 captures, classifies and manages e-mail as a mission-critical component of enterprise business content.
     o Extended Functionality to Mobile Users: Hummingbird Enterprise 2004 offers seamless access to enterprise content from a variety of mobile devices.
     o Integrated, Secure Instant Messaging (IM): Secure messaging and presence management capabilities capture content in real time, to preserve and recall discussions and issues relating to collaborative initiatives.
     o Enhanced Web Top Client: Hummingbird Enterprise 2004 includes a Web Top client that serves as a thin client interface, delivering advanced portal capabilities, such as single sign on, dynamic views, application integration and support of the JSR 168 standard.
     o Performance and Scalability Improvements: Including a new distributed content caching module, Hummingbird Enterprise 2004 provides both centralized and distributed deployment capabilities.
     o Unequalled Integration with Microsoft Desktop: Hummingbird Enterprise 2004 provides transparent access from the Microsoft desktop including existing and past versions of MS Outlook, MS Explorer and MS Office.

o Pre-Packed Library Consolidation Templates: Hummingbird Enterprise 2004 enables moves from distributed to centralized deployments with improved ease and speed.

Hummingbird Enterprise 2004 is expected for general availability March 1, 2004.


About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.


Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                                    --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.


Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                Document No. 8

[Hummingbird logo omitted}


                      HUMMINGBIRD ANNOUNCES DOCS OPEN(R) 4
   Version 4 to feature support for Microsoft Office 2003 and WordPerfect(R)
          Office 11 and support for the latest search infrastructure

Hummingbird Summit 2004, Hollywood, Florida - February 23, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced DOCS Open 4, the latest version of its powerful client/server document management solution. DOCS Open 4 delivers new capabilities to enable organizations to continue to maximize their investments in Hummingbird's client/server document management platform.

DOCS Open gives organizations the ability to easily create repositories, or libraries, containing all of the unstructured data they generate. Powerful search and retrieval tools make this information easily available for use across the entire enterprise while versioning and security profiles ensure document integrity.

"DOCS Open 4 demonstrates our commitment to our large installed base of customers," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "It is also designed to facilitate planned migration of our existing DOCS Open customers to Hummingbird Enterprise(TM) 2004, allowing our customers to take advantage of Hummingbird's new product offerings while providing support for the latest office productivity applications."

DOCS Open 4 will provide the following new capabilities:

o Seamless support for new office productivity applications: DOCS Open 4 will provide seamless application integration with Microsoft Office 2003 and WordPerfect Office 11, ensuring organizations that are upgrading to the latest versions of office productivity applications can continue to leverage their investment in DOCS Open.

o New advanced reporting module: Bundled with DOCS Open 4 is BI/Query, Hummingbird's best of breed query and reporting application, arming DOCS Open administrators with the best tools to meet and exceed their reporting requirements on document and record assets. The bundle provides reports out of the box and pre-built queries so administrators can take advantage of the advanced functionality immediately.

o Built-in support for the latest search and information retrieval capabilities: DOCS Open 4 will include Hummingbird SearchServer(TM) 5.4, the latest version of Hummingbird's best of breed search and information retrieval application. SearchServer 5.4 provides support for the latest document file formats including Microsoft Office 2003.

o    Out of the box integration with optional rules-based E-Mail Management:
     DOCS Open 4 sites will have the option to purchase Hummingbird's rules-based e-mail classification solution - Automated E-Mail Management for Microsoft Exchange. This will allow users to manage their corporate e-mail together with their other content assets in a common DOCS Open repository.

Availability:  DOCS Open 4 is expected to be available in May 2004.

About Hummingbird
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                Document No. 9

[Hummingbird logo omitted}


     HUMMINGBIRD AND LEXISNEXIS ANNOUNCE NEW CONTRACT MANAGEMENT SOLUTION
         DESIGNED TO STREAMLINE CONTRACT CREATION AND APPROVAL PROCESS
          Hummingbird Enterprise(TM) for Contract Management provides organizations with a secure environment to manage and share contract information from creation through negotiation to maintenance

Hummingbird Summit 2004, Hollywood, Florida - February 24, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced Hummingbird Enterprise(TM) for Contract Management. This new solution will provide organizations with a secure, web-based environment for real-time access to their contract data, offering full document lifecycle support for all contract management functionalities from creation through negotiation to maintenance. Hummingbird has partnered with LexisNexis(TM) and its award-winning HotDocs(R) document automation software to streamline the contract creation, approval, and management process.

From corporate legal departments to government agencies to law firms, contract creation, approval and maintenance has traditionally been a manual process, prone to error. As a result, organizations are faced with wasted time and resources, increased operating costs and reduced sales revenues. Hummingbird Enterprise for Contract Management is designed to support all the business groups involved in the creation and management of contracts, including the procurement, legal, line of business and finance departments. The Hummingbird solution enables organizations to offer end-to-end integrated contract management capabilities improving financial and contractual performance from suppliers and customers.

"A management team cannot claim to be in control of its business if it is not in control of the contracts the business depends on," said Andy Kyte, vice president of research, Gartner Inc. "Enterprise contract management solutions, which focus on the entire contract lifecycle of all contractual agreements, among all trading partners, will provide managers with the visibility and control they need to achieve immediate bottom line cost savings."

The Hummingbird Enterprise for Contract Management solution provides a secure environment for managing the full lifecycle of contracts. During the creation/revision phase the HotDocs document automation software facilitates the creation, management, and review of new contracts. The highly secure and flexible environment gives all business groups and prospective business partners the ability to share online access to draft contracts for fast, effective management of the entire negotiation phase. With HotDocs, users can create and manage standardized templates and build clause libraries. Templates automatically include appropriate language based on contract attributes and integrate terms and conditions. Contracts are organized into manageable repositories, assisting in compliance monitoring and the contract renewal processes.

Once the deal is done and the contract is signed, the Hummingbird solution addresses the management phase of the contract. Terms for payments, deliverables and renewal information can be integrated with back office systems and users can easily review key payment terms, requirements and disbursement information on an on-demand or scheduled basis. With the records management component, all related documents can be secured and archived to meet all compliance requirements.

"LexisNexis is extremely pleased to extend our strategic alliance with Hummingbird through the integration of HotDocs with the Hummingbird Enterprise for Contract Management solution," said Tim Wall, director of practice management solutions at LexisNexis. "The integration of these technologies allows Hummingbird and LexisNexis to meet the increased demand for an integrated solution, capable of providing full lifecycle document management - from collaborative document and content authoring to administration and management."

"The effective management of contractual relationships with suppliers and customers is a critical business issue for many organizations," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Hummingbird Enterprise for Contract Management is a solution built on industry leading integrated enterprise content management components. With this solution, organizations will maximize revenues by streamlining the negotiation process, minimize contract errors, reduce operating expenses, and improve customer/supplier relationships."

Visitors to Summit 2004 can view a demonstration of the Hummingbird and HotDocs integration for Hummingbird Enterprise for Contract Management at the Hummingbird Booth #600.

To learn more about Hummingbird Enterprise for Contract Management, please visit the Hummingbird Web site at:
http://www.hummingbird.com/solutions/contracts_mgmt.html
--------------------------------------------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs approximately1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

About HotDocs
-------------
With more than 400,000 users worldwide, HotDocs is the leading document automation software. HotDocs has received numerous awards including top honors for six consecutive years as the Law Office Computing Magazine Reader's Choice Award and Favorite Document Assembly/Automation solution for the TechnoLawyer Community. HotDocs was also named a finalist in the Software and Information Industry Association (SIIA) 2003 Codie Award category for "Best Business Productivity Product or Service." Customers may obtain more information online at www.HotDocs.com or by calling toll-free 1-800-500-3627.

About LexisNexis
----------------
LexisNexis(TM) (www.lexisnexis.com) is a global leader in comprehensive and authoritative legal, news and business information and tailored applications. A member of Reed Elsevier Group plc [NYSE: ENL; NYSE: RUK] (www.reedelsevier.com), the company does business in 100 countries with 13,000 employees worldwide. In addition to its flagship Web-based research service, LexisNexis, the company includes some of the world's most respected legal publishers such as Martindale-Hubbell, Matthew Bender, Butterworths, Les Editions du Juris-Classeur, Abeledo-Perrot and Orac.

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the

Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

LexisNexis contact:

Holly Michael
Media Relations Manager
Tel: 937-865-8852
holly.michael@lexisnexis.com
----------------------------

                                                               Document No. 10

[Hummingbird logo omitted}



  HUMMINGBIRD PARTNERS WITH VENETICA TO LEVERAGE DISTRIBUTED CONTENT FOR
     CONTRACT MANAGEMENT, COMPLIANCE AND OTHER BUSINESS SOLUTIONS
       Integrated solution offers customers a single point of access to business content stored in multiple repositories across the enterprise


Hummingbird Summit 2004, Hollywood, Florida - February 24, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and Venetica, the leading provider of enterprise content integration (ECI) software, today announced a strategic technology partnership, under which Hummingbird will leverage Venetica technology to enable their business solutions to incorporate content from external systems.

The integration with Venetica will allow Hummingbird users to integrate Hummingbird business solutions with third-party content management systems, enabling a real-time virtual view of content from within their business applications. Venetica's VeniceBridge enables users to work with content managed by multiple, disparate sources as if it were stored in one unified system. Users can access multiple repositories from a single interface, offering the ability to have a simultaneous interactive session with multiple content repositories.

Hummingbird's business solutions provide value-added capabilities to the Hummingbird Enterprise(TM) 2004 suite extending its functionality to solve specific line-of-business problems such as streamlining the contract management process or helping organizations meet compliance regulations. With VeniceBridge, Hummingbird will provide its customers with an integration platform that connects Hummingbird solutions with their existing content management systems, providing the capability to either access content in place or move selected information to a specific Hummingbird business-focused repository.

"Hummingbird is pleased to partner with Venetica to bring our clients the ability to create a virtual repository, providing ubiquitous access to a multiple content management environment," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Enterprises have typically developed their content management capabilities through a series of departmental implementations, often on different platforms. Hummingbird understands the need to retain this investment while implementing solutions to solve the organization's business problems. The VeniceBridge integration provides organizations with the ability to integrate business specific solutions with their existing content management environment."

Business processes such as contract management inherently involve multiple stakeholder, multi-faceted business, financial and legal requirements, and an overall relationship lifecycle. An ECI platform reduces the time and cost associated with contract management by providing access to the distributed information relevant to establishing and maintaining a business relationship. This information is often owned by different business groups such as corporate development, procurement, legal, line of business and finance, and may be stored in disparate systems across the enterprise. Together with Venetica, Hummingbird can now enable companies to deploy applications that span different content, image and report management systems to expedite and improve the complex contract management process.

As part of the announcement, Venetica will create a Content Bridge to Hummingbird Enterprise 2004 - DM, so customers can incorporate
Hummingbird-stored content into applications built upon the VeniceBridge platform.

"Solutions such as contract management and compliance, by their very nature, involve multiple departments and often multiple systems," said Eric Sall, vice president of marketing, Venetica. "By leveraging Venetica technology, Hummingbird is providing solutions that address the full breadth of customer needs."

Venetica provides customers with a single interface to content across disparate environments. Unlike other offerings that create copies of documents and meta-data, Venetica solutions provide a real-time virtual view of content and workflow in place. Venetica's approach exposes the full, two-way functionality of underlying content management and workflow systems, respects the security of those systems and adds cross-system services such as event-based notification. Venetica provides tools to easily develop enterprise applications that connect to any content system, and out-of-the-box bridges to market leading systems.

For more information about the Venetica and Hummingbird content integration offering, please visit Venetica at Booth #518 at Summit 2004.

About Venetica
--------------
Venetica is the leading provider of enterprise content integration (ECI) software. The company's flagship product, VeniceBridge(R), enables multiple, disparate content repositories to work as a single unified system. By providing a real-time, virtual interface to enterprise content and business processes, Venetica helps companies reduce the cost and complexity of business critical initiatives such as improving customer services, complying with regulations and consolidating operations following a merger. Venetica partners with leading software vendors and system integrators in North America, Europe and the Asia-Pacific region to deliver solutions around the world. For more information, please visit http://www.venetica.com.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.


Founded in 1984, Hummingbird employs 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                       --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

Venetica Contact:

Amy Andrews
Director, Corporate Communications
Tel: 704-926-3112
aandrews@venetica.com
---------------------

                                                               Document No. 11

[Hummingbird logo omitted}



            HUMMINGBIRD ANNOUNCES INTEGRATION WITH EMC CENTERA(TM)
              COMPLIANCE EDITION TO ADDRESS REGULATORY CHALLENGES
     Integrated technologies provide capabilities to manage, preserve and maintain fixed content records

Hummingbird Summit 2004, Hollywood, Florida - February 24, 2004 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, today announced the completed integration of Hummingbird Enterprise(TM) 2004 with EMC Corporation's Centera(TM) Compliance Edition content addressed storage (CAS) solution. The integrated offering addresses the corporate challenges of regulatory compliance and disaster recovery.

The Hummingbird Enterprise 2004 and Centera combination delivers a secure and scalable storage platform that enables corporations to permanently store, search, retrieve and archive business content. Hummingbird customers will be able to capture and store fixed content and unstructured data, such as financial statements, patient records, legal briefs, and check images; in formats such as e-mail, image, electronic documents, and PDF files; enabling corporate regulatory compliance and adherence to the mandatory procedures for records management.

"With increased levels of corporate governance and compliance required by legislation such as Sarbanes Oxley and HIPPA, as well as regulatory agencies such as the SEC, records management is at the forefront of the corporate agenda and one of the biggest concerns that organizations face when looking at preservation of critical business information," said Andrew Pery, chief marketing officer and senior vice president of Hummingbird Ltd. "Together, Hummingbird Enterprise and EMC's Centera offer our customers low cost, long term storage with quick and easy access to corporate records for purposes of auditing or discovery."

Hummingbird Enterprise 2004 manages the life span of corporate content, protecting content assets from exposure to risks such as legal action or disaster recovery requirements while meeting comprehensive industry and governmental standards. The solution assists organizations in creating best practices to classify, handle, process, and guard items critical to corporate memory.

"EMC Centera Compliance Edition sets a new standard in compliance capabilities for electronically stored records and allows companies to satisfy the most stringent data retention requirements cost-effectively and accurately," said Roy Sanford, EMC's vice president of content addressed storage. "By integrating to the Centera Compliance Edition model, Hummingbird Enterprise 2004 enables companies to address the challenges of regulatory compliance."

EMC Centera is the first magnetic storage medium built to enable compliance with the most stringent records regulations and standards. There are currently over 500 customers storing over 10PB of fixed content on Centera, which provides online access to all final-form business records and securely stores the records for their entire retention period, from creation until ultimate deletion.

The Hummingbird/EMC Centera combination will be generally available the first week of March 2004. For more information about the Hummingbird and EMC integrated technologies visit EMC at Booth #502 at Summit 2004.

About EMC
---------
EMC Corporation (NYSE: EMC) is the world leader in products, services and solutions for information storage and management that help organizations extract the maximum value from their information, at the lowest total cost, across every point in the information lifecycle. Information about EMC's products and services can be found at www.EMC.com.

About Hummingbird Enterprise(TM)
--------------------------------
Hummingbird Enterprise provides an integrated platform for enterprise content management that provides global organizations with solutions to manage business interaction information such as documents, records, virtual deal room exchanges, discussions, email or financial data - linking business processes, information and people. Our solutions are designed as modular applications that are fully interoperable with each other, enabling our customers to incrementally build an enterprise content management solution to meet their evolving information needs in a cost effective manner.

About Hummingbird
-----------------
Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. Our enterprise content management (ECM) solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise solutions enable organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation.

Founded in 1984, Hummingbird employs 1450 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through our Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Manager, Media and Public Relations
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax:  416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

EMC Contact:

Rob Callery
Tel:  508-293-6420
Callery_rob@emc.com
-------------------

                                                               Document No. 12

                                                     [GRAPHIC OMITTED]

                                                      Hummingbird Ltd.
                                                      1 Sparks Avenue
                                                      Toronto, Ontario M2H 2W1
                                                      Canada
                                                      Tel. (416) 496-2200
                                                      Fax (416) 496-2207


February 26, 2004


Dear Hummingbird Shareholder:

FIRST QUARTER ENDED DECEMBER 31, 2003

We enclose the following information for the quarter ended December 31, 2003:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated January 21, 2004 reporting our financial results for the above periods.


We thank you for your continued interest and support.


Sincerely,


/s/ Fred Sorkin
Fred Sorkin
Chairman and Chief Executive Officer

Encl.

                                                                     U.S. GAAP










            Interim Unaudited Consolidated Financial Statements of

            HUMMINGBIRD LTD.


            Quarter ended December 31, 2003


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                              U.S. GAAP
(thousands of U.S.$)

                                                                             As at                    As at
                                                                          December 31              September 30
                                                                             2003                     2003
                                                                             ----                     ----
                                                                          (Unaudited)               (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                             $     103,805            $       94,583
  Short-term investments                                                       11,766                     9,425
  Accounts receivable                                                          52,918                    56,008
  Unbilled receivables                                                            396                       566
  Income taxes recoverable                                                        413                     3,226
  Inventory                                                                       763                       737
  Prepaid expenses                                                              3,947                     3,997
  Other receivables                                                             4,652                     4,007
----------------------------------------------------------------------------------------------------------------

                                                                              178,660                   172,549
OTHER ASSETS                                                                    3,382                     3,473
FIXED  ASSETS                                                                  13,689                    13,624
INTANGIBLES                                                                   170,743                   176,144

----------------------------------------------------------------------------------------------------------------
                                                                        $     366,474          $        365,790
================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 2)                     $      27,762          $         28,363
  Current portion of other long-term liabilities                                  960                       965
  Deferred revenue                                                             56,532                    54,701
----------------------------------------------------------------------------------------------------------------

                                                                               85,254                    84,029
DEFERRED INCOME TAXES                                                          18,317                    17,776
OTHER LONG-TERM LIABILITIES                                                     2,364                     2,458
----------------------------------------------------------------------------------------------------------------

                                                                              105,935                   104,263
----------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 3)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,561,486 at December 31, 2003
                           and 17,544,953 at September 30, 2003               164,616                   164,307
ADDITIONAL PAID-IN CAPITAL                                                      3,510                     3,510
RETAINED EARNINGS                                                              93,343                    94,640
ACCUMULATED OTHER COMPREHENSIVE LOSS                                             (930)                     (930)
----------------------------------------------------------------------------------------------------------------

                                                                              260,539                   261,527
----------------------------------------------------------------------------------------------------------------

                                                                        $     366,474          $        365,790
================================================================================================================

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                   Three Months Ended
                                                                                      December 31
                                                                               2003                     2002
                                                                           (Unaudited)               (Unaudited)

Retained earnings, beginning of period                                  $      94,640          $         98,864
Premium on shares repurchased                                                    -                       (3,462)
Net (loss) income for the period                                               (1,297)                    2,004
----------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                        $      93,343          $         97,406
================================================================================================================


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                    U.S. GAAP
(thousands of U.S.$, except share data)

                                                                                Three Months Ended
                                                                                   December 31
                                                                               2003             2002
                                                                               ----             ----
                                                                            (Unaudited)     (Unaudited)

SALES                                                                      $      50,007    $    44,076
COST OF SALES                                                                      5,715          3,849
--------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                      44,292         40,227
--------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                             20,840          18,936
  Research and development                                                         9,937           8,666
  General and administration                                                       5,304           4,841
  Amortization of intangibles                                                      6,211           4,405
--------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                                    42,292          36,848
--------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                                   2,000          3,379

INTEREST AND OTHER INCOME, NET                                                       257            518
--------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                                         2,257          3,897

INCOME TAX EXPENSE (Note 4)                                                        3,554          1,893
--------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME                                                          $      (1,297)   $     2,004
========================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                                            $       (0.07)   $      0.11
========================================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                                          $       (0.07)   $      0.11
========================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                            17,551         18,170
========================================================================================================
DILUTED WEIGHTED AVERAGE NUMBER OF SHARES (in thousands)                          17,551         18,318
========================================================================================================
RECONCILIATION TO CANADIAN GAAP
NET (LOSS) INCOME, U.S. GAAP                                               $      (1,297)   $     2,004
Amortization of intangibles                                                         (787)        (1,950)
Income taxes                                                                          55            725
--------------------------------------------------------------------------------------------------------

NET (LOSS) INCOME, Canadian GAAP                                           $      (2,029)   $       779
--------------------------------------------------------------------------------------------------------
BASIC (LOSS) EARNINGS PER SHARE, Canadian GAAP                             $       (0.12)   $      0.04
--------------------------------------------------------------------------------------------------------
DILUTED (LOSS) EARNINGS PER SHARE, Canadian GAAP                           $       (0.12)   $      0.04
--------------------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                             17,551         18,170
--------------------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                             17,551         18,318
--------------------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                               U.S. GAAP
(thousands of U.S.$)


                                                                      Three Months Ended
                                                                         December 31
                                                                      2003              2002
                                                                      ----              ----
                                                                   (Unaudited)       (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                                $    (1,297)     $      2,004
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                          6,211             4,405
    Deferred income taxes                                                  487            (1,040)
    Depreciation                                                           942             1,062
  Changes in operating assets and liabilities:
    Accounts receivable                                                  3,090             3,113
    Unbilled receivables                                                   170               (19)
    Income taxes recoverable                                             2,867            (4,337)
    Inventory                                                              (26)                1
    Prepaid expenses and other assets                                      141              (552)
    Other receivables                                                     (645)             (523)
    Accounts payable and accrued liabilities                              (601)              770
    Deferred revenue                                                     1,831             1,474
--------------------------------------------------------------------------------------------------
                                                                        13,170             6,358
--------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured                        (2,341)           16,050
Acquisitions - net of cash acquired                                       (810)                -
Additions to fixed assets                                               (1,007)             (807)
--------------------------------------------------------------------------------------------------
                                                                        (4,158)           15,243
--------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                 (99)              (42)
  Shares repurchased                                                         -            (6,431)
  Issuance of shares                                                       309               884
---------------------------------------------------------------------------------------------------
                                                                           210            (5,589)
---------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                    9,222            16,012
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                          94,583            96,553
--------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                           $   103,805      $    112,565
==================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                    $         2      $         13
  Income taxes paid                                                        216             7,266
  Interest received                                                        242               340


                                                                       U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------




1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States of America with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                December 31,      September 30,
                                                        2003               2003
         -----------------------------------------------------------------------
          Accounts payable - trade                  $ 10,897        $    11,062
          Accrued liabilities:
           Trade                                       8,597              8,671
           Payroll related                             6,676              6,455
           Acquisition related                         1,555              1,705
           Other                                          37                470
         -----------------------------------------------------------------------
                                                    $ 27,762        $    28,363
         =======================================================================

3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                   Common Shares
                                                                          -------------------------------
                                                                            Issued                $
         ------------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                    17,544,953     $  164,307
         Stock options exercised during the three months ended
           December 31, 2003 under the Employee Stock Option Plan                16,533            309
         ------------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                     17,561,486     $  164,616
         ================================================================================================

         Shares Issued

         During the quarter ended December 31, 2003, the Company issued 16,533 common shares pursuant to the Employee Stock Option Plan for proceeds of $309 (quarter ended December 31, 2002 - 52,582 for $884).

         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid ("2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003 and will terminate on the earlier of November 16, 2004 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended December 31, 2003 the Company did not repurchase any shares.

         On October 24, 2002 the Company received approval to commence a normal course issuer bid ("2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended December 31, 2002 the Company repurchased and cancelled 317,800 shares at an average price of $20.24 per share for a total consideration of $6,431, which was applied to reduce share capital and retained earnings by $2,969 and $3,462, respectively.

         Comprehensive Income (Loss)

         Comprehensive (loss) income was $(1,297) for the three months ended December 31, 2003 and $2,004 for the three ended December 31, 2002.

         Accounting for Stock-Based Compensation

         The Company accounts for stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No.25, "Accounting for Stock Issued to Employees". Pursuant to this accounting standard, the Company records deferred compensation for share options granted to employees at the date of grant based on the difference between the exercise price of the options and the market value of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the underlying options. No compensation expense is recorded for stock options that are granted to employees and directors when the exercise price is equal to the fair market value of the shares at the time of grant.


         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-based Compensation" and the corresponding amendments under SFAS No.148, "Accounting for Stock-based Compensation
         - Transition and Disclosure", which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                                    Three months ended
                                                                       December 31
                                                                     2003        2002
         --------------------------------------------------------------------------------
         Net (loss) income - reported                              $ (1,297)    $ 2,004
         Stock-based compensation expense                              (855)     (1,638)
         --------------------------------------------------------------------------------
         Net (loss) income - pro forma                             $ (2,152)    $  366
         ================================================================================
         Basic (loss) earnings per share - reported                $   (0.07)   $   0.11
         --------------------------------------------------------------------------------
         Diluted (loss) earnings per share - reported              $   (0.07)   $   0.11
         --------------------------------------------------------------------------------
         Basic (loss) earnings per share - pro forma               $   (0.12)  $    0.02
         --------------------------------------------------------------------------------
         Diluted (loss) earnings per share - pro forma             $   (0.12)  $    0.02
         --------------------------------------------------------------------------------


         The estimated fair value of the stock options at grant date used to compute the pro forma net income (loss) and earnings (loss) per share was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                         Three months ended
                                                                              December 31
                                                                           2003         2002
         -----------------------------------------------------------------------------------
         Expected dividend                                                  0.0%        0.0%
         Expected volatility                                               40.7%       46.4%
         Risk-free interest rate                                            4.0%        4.0%
         Expected option life in years                                        4           4
         -----------------------------------------------------------------------------------
         Weighted average stock option fair value per option granted     $ 7.76      $ 8.83
         ===================================================================================


4.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes which have been recorded at the rates previously in effect, are adjusted to reflect the new tax rates.

5.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months ended December 31, 2003 and 2002 (in thousands of shares):

                                                                     Three Months Ended
                                                                         December 31
                                                                       2003        2002
        --------------------------------------------------------------------------------
        Weighted average number of shares outstanding                 17,551      18,170
        Net effect of dilutive stock options                               -         148
         -------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding         17,551      18,318
        ================================================================================

         For the three months ended December 31, 2003, the impact of all outstanding options to purchase shares was anti-dilutive and as such they have been excluded from the diluted share calculation for earnings per share purposes.

         For the three months ended December 31, 2002, 1,931,115 options to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.



6.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment
         - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                        Three months ended
                                                            December 31
                                                         2003           2002
         -----------------------------------------------------------------------
         Hummingbird Enterprise                      $ 33,117       $ 25,793
         Hummingbird Connectivity                      16,890         18,283
         -----------------------------------------------------------------------
                                                     $ 50,007       $ 44,076
         =======================================================================


         Sales by country of origin
                                                        Three months ended
                                                           December 31
                                                        2003            2002
         -----------------------------------------------------------------------
          U.S.A.                                   $   25,818          $23,714
          Europe                                       19,579           14,972
          Canada                                        3,227            3,783
          Asia Pacific                                 19,579            1,607
         -----------------------------------------------------------------------
                                                     $ 50,007          $44,076
         =======================================================================

          Geographical distribution of sales by customer location

                                                          Three months ended
                                                              December 31
                                                         2003             2002
         -----------------------------------------------------------------------
         U.S.A.                                     $  25,563           $23,276
         Europe                                        19,579            14,934
         Canada                                         2,117             2,545
         Others                                         2,748             3,321
         -----------------------------------------------------------------------
                                                    $  50,007           $44,076
         =======================================================================



         Long-lived assets by country of origin

                                                December 31,       September 30,
                                                        2003               2003
         -----------------------------------------------------------------------
          Fixed and other assets
             U.S.A.                               $    1,462         $   2,307
             Canada                                   11,113            10,486
             Europe                                    4,081             3,880
             Asia Pacific                                415               424
         ----------------------------------------------------------------------
                                                      17,071            17,097
         Intangibles                                 170,743           176,144
         ----------------------------------------------------------------------
                                                  $  187,814         $ 193,241
         ======================================================================

         It is not practicable to allocate intangibles by country of origin.



7.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the three months ended December 31, 2003.

         Guarantees and Indemnities

         The Company has no guarantees and indemnities and as such, has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at December 31, 2003.

         Contingencies

         The contingencies as at December 31, 2003 are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

8.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

          The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2003, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2003 and 2002 the Company had net foreign exchange gains of $3,181 and $940, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2003 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at December 31, 2003 were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value due to their short-term nature.

                                                                 CANADIAN GAAP












                      Interim Unaudited Consolidated Financial Statements of

                      HUMMINGBIRD LTD.


                      Quarter ended December 31, 2003


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                           CANADIAN GAAP
(thousands of U.S.$)


                                                                            As at               As at
                                                                         December 31        September 30
                                                                            2003                2003
                                                                            ----                ----
                                                                         (Unaudited)          (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                             $      103,805     $        94,583
  Short-term investments                                                        11,766               9,425
  Accounts receivable                                                           52,918              56,008
  Unbilled receivables                                                             396                 566
  Income taxes recoverable                                                         413               3,226
  Inventory                                                                        763                 737
  Prepaid expenses                                                               3,947               3,997
  Other receivables                                                              4,652               4,007
-----------------------------------------------------------------------------------------------------------
                                                                               178,660             172,549
OTHER ASSETS                                                                     3,382               3,473
FIXED  ASSETS                                                                   13,689              13,624
INTANGIBLES                                                                    153,073             159,261
-----------------------------------------------------------------------------------------------------------
                                                                        $      348,804     $       348,907
===========================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 2)                     $       27,762     $        28,363
  Current portion of other long-term liabilities                                   960                 965
  Deferred revenue                                                              56,532              54,701
-----------------------------------------------------------------------------------------------------------
                                                                                85,254              84,029
FUTURE INCOME TAXES                                                             21,931              21,445
OTHER LONG-TERM LIABILITIES                                                      2,364               2,458
-----------------------------------------------------------------------------------------------------------
                                                                               109,549             107,932
-----------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 3)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,561,486 at December 31, 2003
                           and 17,544,953 at September 30, 2003                200,062             199,753
RETAINED EARNINGS                                                               38,864              40,893
CUMULATIVE TRANSLATION ADJUSTMENTS                                                 329                 329
-----------------------------------------------------------------------------------------------------------
                                                                               239,255             240,975
-----------------------------------------------------------------------------------------------------------
                                                                        $      348,804     $       348,907
===========================================================================================================



HUMMINGBIRD LTD.
CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)


                                                                                 Three Months Ended
                                                                                     December 31
                                                                               2003               2002
                                                                               ----               ----
                                                                            (Unaudited)        (Unaudited)

Retained earnings, beginning of period                                  $        40,893    $      41,808
Premium on shares repurchased                                                         -           (2,818)
Net (loss) income for the period                                                 (2,029)             779
-----------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                        $        38,864    $      39,769
===========================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                           CANADIAN GAAP
(thousands of U.S.$, except share data)


                                                                           Three Months Ended
                                                                              December 31
                                                                          2002             2003
                                                                          ----             ----
                                                                      (Unaudited)      (Unaudited)

SALES                                                                $     50,007      $     44,076
COST OF SALES                                                               5,715             3,849
------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                               44,292            40,227
------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                      20,840            18,936
  Research and development                                                  9,412             8,141
  General and administration                                                5,304             4,841
  Amortization of intangibles                                               6,998             6,355
------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                             42,554            38,273
------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                            1,738             1,954
INTEREST AND OTHER INCOME, NET                                                257               518
------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                                                  1,995             2,472
INCOME TAX EXPENSE (Note 4)                                                 4,024             1,693

------------------------------------------------------------------------------------------------------
NET (LOSS) INCOME                                                    $    (2,029)      $        779
======================================================================================================
BASIC (LOSS) EARNINGS PER SHARE                                      $     (0.12)      $       0.04
======================================================================================================
DILUTED (LOSS) EARNINGS PER SHARE                                    $     (0.12)      $       0.04
======================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                     17,551            18,170
======================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                     17,551            18,318
======================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                               CANADIAN GAAP
(thousands of U.S.$)


                                                                                 Three Months Ended
                                                                                     December 31
                                                                                2003              2002
                                                                                ----              ----
                                                                              (Unaudited)      (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net (loss) income                                                        $     (2,029)     $        779
  Add (deduct) items not affecting cash:
  Amortization of intangibles                                                     6,998             6,355
    Future income taxes                                                             432            (1,765)
    Depreciation                                                                    942             1,062
  Changes in operating assets and liabilities:
    Accounts receivable                                                           3,090             3,113
    Unbilled receivables                                                            170               (19)
    Income taxes recoverable                                                      2,867            (4,337)
    Inventory                                                                       (26)                1
    Prepaid expenses and other assets                                               141              (552)
    Other receivables                                                              (645)             (523)
    Accounts payable and accrued liabilities                                       (601)              770
    Deferred revenue                                                              1,831             1,474
----------------------------------------------------------------------------------------------------------
                                                                                 13,170             6,358
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net (purchased) matured                                 (2,341)           16,050
Acquisitions - net of cash acquired                                                (810)                -
Additions to fixed assets                                                        (1,007)             (807)
----------------------------------------------------------------------------------------------------------
                                                                                 (4,158)           15,243
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                          (99)              (42)
  Shares repurchased                                                                  -            (6,431)
  Issuance of shares                                                                309               884
----------------------------------------------------------------------------------------------------------
                                                                                    210            (5,589)
----------------------------------------------------------------------------------------------------------
INCREASE IN CASH AND CASH EQUIVALENTS                                             9,222            16,012
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                   94,583            96,553
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                   $    103,805     $     112,565
==========================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                            $          2     $          13
  Income taxes paid                                                                 216             7,266
  Interest received                                                                 242               340


                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

2.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES


                                                 December 31,     September 30,
                                                        2003              2003
        ------------------------------------------------------------------------

        Accounts payable - trade                $   10,897        $   11,062
        Accrued liabilities:
           Trade                                     8,597             8,671
           Payroll related                           6,676             6,455
           Acquisition related                       1,555             1,705
           Other                                        37               470
        ------------------------------------------------------------------------
                                                $   27,762        $   28,363
        ========================================================================

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares


                                                                                 Common Shares
                                                                        --------------------------------
                                                                            Issued              $
         -----------------------------------------------------------------------------------------------
         Balance as at September 30, 2003                                 17,544,953        $ 199,753
         Stock options exercised in the three months ended
           December 31, 2003 under the Employee Stock Option Plan             16,533              309
         -----------------------------------------------------------------------------------------------
         Balance as at December 31, 2003                                  17,561,486        $ 200,062
         ===============================================================================================

         Shares Issued

         During the quarter ended December 31, 2003, the Company issued 16,533 common shares pursuant to the Employee Stock Option Plan for proceeds of $309 (quarter ended December 31, 2002 - 52,582 for $884).

         Share Repurchase Program

         On November 13, 2003, the Company announced that it had received approval to commence a normal course issuer bid ("2004 Bid") for up to 1,000,000 of its common shares. The 2004 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market, and all shares purchased under the 2004 Bid will be cancelled. The 2004 Bid commenced on November 17, 2003 and will terminate on the earlier of November 16, 2004 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended December 31, 2003 the Company did not repurchase any shares.

         On October 24, 2002 the Company received approval to commence a normal course issuer bid ("2003 Bid") for up to 1,000,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or NASDAQ National Market. The 2003 Bid commenced on October 29, 2002 and was to terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares had been repurchased pursuant to the 2003 Bid. The 2003 Bid terminated on October 28, 2003 and the total number of shares repurchased and subsequently cancelled was 816,400.

         During the quarter ended December 31, 2002 the Company repurchased and cancelled 317,800 shares at an average price of $20.24 per share for a total consideration of $6,431, which was applied to reduce share capital and retained earnings by $3,613 and $2,818, respectively

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------



         Stock-based compensation and other stock-based payments

         Under the Company's stock-based compensation plan, options are granted at the fair market value of the shares on the day of grant of the options. No compensation expense is recognized when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

         The Company accounts for stock-based compensation in accordance with the CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. The Company continues to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

         Had the Company applied a fair value based method which requires the recognition of the fair values of the stock options granted as compensation cost over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                                    Three months ended
                                                                        December 31
                                                                    2003           2002
         ---------------------------------------------------------------------------------

         Net (loss) income - reported                             $ (2,029)       $  779
         Stock-based compensation expense                             (299)            -
         ---------------------------------------------------------------------------------
         Net (loss) income - pro forma                            $ (2,328)       $  779
         =================================================================================
         Basic (loss) earnings per share - reported               $  (0.12)       $ 0.04
         ---------------------------------------------------------------------------------
         Diluted (loss) earnings per share - reported             $  (0.12)       $ 0.04
         ---------------------------------------------------------------------------------

         Basic (loss) earnings per share - pro forma              $  (0.13)       $ 0.04
         ---------------------------------------------------------------------------------
         Diluted (loss) earnings per share - pro forma            $  (0.13)       $ 0.04
         ---------------------------------------------------------------------------------

         For the quarter ended December 31, 2002 there were no options granted, and as such there is no stock compensation information presented for this period.

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         The estimated fair value of the stock options used to compute the pro forma net income (loss) and earnings (loss) per share was the estimated fair value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                                          Three months ended
                                                                              December 31
                                                                                2003
         -----------------------------------------------------------------------------------
         Expected dividend                                                      0.0%
         Expected volatility                                                   40.7%
         Risk-free interest rate                                                4.0%
         Expected option life in years                                          4
         Weighted average stock option fair value per option granted          $ 7.76
         -----------------------------------------------------------------------------------


4.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to the substantially enacted tax rates, the amount of future taxes which have been recorded at the rates previously in effect are adjusted to reflect the new tax rates.


5.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months ended December 31, 2003 and 2002 (in thousands of shares):

                                                                       Three Months Ended
                                                                          December 31
                                                                       2003         2002
        ----------------------------------------------------------------------------------
        Weighted average number of shares outstanding                 17,551       18,170
        Net effect of dilutive stock options                               -          148
        ----------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding         17,551       18,318
        ==================================================================================

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         For the three months ended December 31, 2003, the impact of all outstanding options to purchase shares was anti-dilutive and as such they have been excluded from the diluted share calculation for earnings per share purposes.

         For the three months ended December 31, 2002, 1,931,115 options to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.


6.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                          Three months ended
                                                             December 31
                                                          2003          2002
         -----------------------------------------------------------------------
         Hummingbird Enterprise                         $ 33,117      $ 25,793
         Hummingbird Connectivity                         16,890        18,283
         -----------------------------------------------------------------------
                                                        $ 50,007      $ 44,076
         =======================================================================


         Sales by country of origin
                                                         Three months ended
                                                             December 31
                                                        2003           2002
         ----------------------------------------------------------------------
         U.S.A.                                       $ 25,818     $  23,714
         Europe                                         19,579        14,972
         Canada                                          3,227         3,783
         Asia Pacific                                    1,383         1,607
         ----------------------------------------------------------------------
                                                     $  50,007     $  44,076
         ======================================================================

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------




         Geographical distribution of sales by customer location

                                                         Three months ended
                                                            December 31
                                                         2003           2002
         -----------------------------------------------------------------------
         U.S.A.                                     $   25,563      $   23,276
         Europe                                         19,579          14,934
         Canada                                          2,117           2,545
         Others                                          2,748           3,321
         ----------------------------------------------------------------------
                                                    $   50,007      $   44,076
         ======================================================================



         Long-lived assets by country of origin

                                                 December 31,      September 30,
                                                         2003              2003
         -----------------------------------------------------------------------
         Fixed and other assets
             U.S.A.                              $   1,462            $    2,307
             Canada                                 11,113                10,486
             Europe                                  4,081                 3,880
             Asia Pacific                              415                   424
         -----------------------------------------------------------------------
                                                    17,071                17,097
         Intangibles                               153,073               159,261
         -----------------------------------------------------------------------
                                                 $ 170,144            $  176,358
         =======================================================================

         It is not practicable to allocate intangibles by country of origin.



7.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the three months ended December 31, 2003.

         Guarantees and Indemnities

         The Company has no guarantees and indemnities as at December 31, 2003.

         Contingencies

         The contingencies as at December 31, 2003 are consistent with the contingencies referred to in the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2003.

                                                                 Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


8.       FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2003, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2003 and 2002 the Company had net foreign exchange gains of $3,181 and $940, respectively. These amounts have been recorded as a reduction in sales and marketing expenses.

         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2003 were invested in high quality money market instruments purchased through major banks and financial institutions. Short-term investments at December 31, 2003 were invested primarily in commercial paper.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, and other long-term liabilities approximate fair value due to their short-term nature.

                                                               Document No. 13

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")













Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter ended December 31, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS ("MD&A")



Forward-Looking Statements
The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview
This MD&A should be read in conjunction with the Company's September 30, 2003 annual audited consolidated financial statements and notes, and the December 31, 2003 interim unaudited consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP"). The consolidated U.S. and Canadian GAAP financial statements for the year ended September 30, 2003 are included in the Annual Report to Shareholders.

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family. The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, records management, knowledge management, collaboration, data integration and business intelligence. The balance of the Company's sales are generated from the Hummingbird Connectivity product family that includes applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Results of Operations in Accordance with U.S. GAAP



                                           Quarter ended December               Quarter ended        % change
(U.S. dollars in thousands, unaudited)            31, 2003                    December 31, 2002     from fiscal
--------------------------------------------------------------------------------------------------
                                              Actual        % of              Actual       % of            2002
                                                           Sales                           Sales      to   2003
                                            -----------------------         ---------------------- --------------

Sales                                           $50,007       100%              $44,076      100%         13.5%
Cost of sales                                     5,715      11.4%                3,849      8.7%         48.5%
-----------------------------------------------------------------------------------------------------------------
Gross profit                                     44,292      88.6%               40,227     91.3%         10.1%
-----------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                            20,840      41.7%               18,936     43.0%         10.1%
  Research and development                        9,937      19.9%                8,666     19.7%         14.7%
  General and administration                      5,304      10.6%                4,841     11.0%          9.6%
  Amortization of intangibles                     6,211      12.4%                4,405     10.0%         41.0%
-----------------------------------------------------------------------------------------------------------------
Total expenses                                   42,292      84.6%               36,848     83.7%         14.8%
-----------------------------------------------------------------------------------------------------------------
Operating income                                  2,000       4.0%                3,379      7.6%        (40.8%)
Interest and other income, net                      257       0.5%                  518      1.2%        (50.4%)
-----------------------------------------------------------------------------------------------------------------
Income before income taxes                        2,257       4.5%                3,897      8.8%        (42.1%)
Income tax expense                                3,554       7.1%                1,893      4.3%         87.7%
-----------------------------------------------------------------------------------------------------------------
Net (loss) income                             $ (1,297)     (2.6%)              $ 2,004      4.5%       (164.7%)
=================================================================================================================

Basic (loss) earnings per share               $  (0.07)                         $  0.11                 (163.6%)
=================================================================================================================
Diluted (loss) earnings per share             $  (0.07)                         $  0.11                 (163.6%)
=================================================================================================================


Results of Operations

Sales for the quarter ended December 31, 2003 were $50.0 million, compared to $44.1 million for the quarter ended December 31, 2002. Income before income taxes for the current quarter was $2.3 million compared to income before income taxes of $3.9 million a year ago, representing a decrease of $1.6 million. Net loss for the quarter ended December 31, 2003 was $1.3 million compared to a net income of $2.0 million, representing a decrease of $3.3 million over the first quarter of last year. Basic and diluted loss per share were $0.07 for in the current quarter compared to basic and diluted earnings per share of $0.11 in the first quarter of fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity; and, Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Sales for the quarter ended December 31, 2003 were $50.0 million compared to $44.1 million for the same period of last fiscal year. Sales from the Company's two product families were:

                              Quarter ended    Quarter ended      % change
($US millions, unaudited)  December 31, 2003  December 31, 2002  from 2002
------------------------------------------------------------------------------
Hummingbird Connectivity      $   16.9          $    18.3          (7.6%)
Hummingbird Enterprise            33.1               25.8          28.4%
------------------------------------------------------------------------------
                              $   50.0          $    44.1          13.5%
==============================================================================

Hummingbird Connectivity sales for the current quarter were $16.9 million compared to $18.3 million for the same period of last fiscal year. The current quarter's sales of the company's Hummingbird Enterprise product family were $33.1 million compared to $25.8 million in the first quarter of fiscal 2003.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired after the first quarter of last year as detailed in the Company's September 30, 2003 annual audited consolidated financial statements. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $5.7 million in the current quarter compared to $3.8 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.4% was higher than the 8.7% in the first quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the acquired companies (LegalKEY, Dispro/Key Automation, Kramer Lee and Valid) that took place in the second, third, and fourth quarter of last year, and also an increased level of sales.

Gross Profit

Gross profit increased by 10.1% or $4.1 million to $44.3 million in the current quarter compared to $40.2 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.6% of sales in the current period, lower than the 91.3% in the first quarter of fiscal 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $20.8 million from $18.9 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 41.7% of sales in the current quarter, lower than the 43.0% in the same period of last year.


Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.9 million and up 14.7% from the $8.7 million in the same quarter of last year. Research and development expenses were 19.9% of the current period's sales, slightly up from 19.7% of sales in the first quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the increase is primarily due to the inclusion of expenses of the acquired companies that took place after the first quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 9.6% to $5.3 million, from $4.8 million a year ago. This increase was due in part to the additional expenses of the acquired companies and a higher level of expenses needed to support the increased level of sales. As a percentage of sales, they were 10.6% in the current quarter slightly down from 11.0% in the same quarter of last year.

Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $6.2 million in the current quarter, an increase of $1.8 million, from $4.4 million in the first quarter of fiscal 2003. The increase was due to additional amortization from intangibles arising from the acquisitions that took place in the second, third, and fourth quarter of last fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended December 31, 2003 has decreased to $0.3 million from $0.5 million compared to the quarter ended December 31, 2002. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions. As a percentage of sales, interest and other income in the current quarter has decreased to 0.5% from 1.2% in the same period of last year.

Income Tax Expense

The Company had a tax expense for accounting purposes during the current quarter of $3.6 million on income before taxes of $2.3 million, representing an effective tax rate of 157.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Also included in the income tax expense is a deferred tax charge of $2.1 million resulting from the recognition of the impact of income tax rate increases on deferred tax balances set up at previous rates. Excluding these impacts, the effective tax rate would have been 38.0%. In the comparable quarter in fiscal 2003, the Company had a tax expense of $1.9 million, on income before tax of $3.9 million, representing an effective tax rate of 48.6%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 38.6%.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Net Income (Loss)

Net loss for the quarter was $1.3 million compared to a net income of $2.0 million in the same period of last year, representing a decrease of $3.3 million. This decrease is due to higher operating expenses and higher amortization of intangibles, both a result of the acquisitions in the previous fiscal year.


Basic and Diluted Earnings (Loss) Per Share

Basic loss per share for the quarter ended December 31, 2003 was $0.07 compared to basic earnings per share of $0.11 in the first quarter of fiscal 2003. The loss per share for the current quarter was based on a basic weighted average number of shares of 17,551,000 versus a basic weighted average number of shares of 18,170,000 in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.07 based on a diluted weighted average number of shares of 17,551,000 versus diluted earnings per share of $0.11 based on a diluted weighted average number of shares of 18,318,000 in the same quarter of the previous fiscal year.


Liquidity and Capital Resources

(U.S. dollars in thousands, unaudited)
--------------------------------------------------------------------------------
                               Quarter ended      Quarter ended      % change
                             December 31, 2003  December 31, 2002     from 2002
                             ---------------------------------------------------
Working capital                $   93,406           $ 123,903        (24.6%)

Cash and cash equivalents,
and short-term investments        115,571             119,686         (3.4%)

Net cash provided by
operating activities               13,170               6,358        107.1%
================================================================================


The Company had cash and cash equivalents, and short-term investments of $115.6 million as at December 31, 2003 compared to $119.7 million as at December 31, 2002.

The Company had an operating cash inflow of $13.2 million during the current quarter up from the operating cash inflow of $6.4 million during the first quarter of the prior year.

Capital expenditures in the current quarter were $1.0 million, compared to $0.8 million in the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Financial Position

Cash and cash equivalents plus short-term investments increased as at December 31, 2003 by $11.6 million to $115.6 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $52.9 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $3.1million.

Accounts payable and accrued liabilities were $27.8 million as at December 31, 2003, $0.6 million lower than the balance of $28.4 million as at September 30, 2003.

Deferred revenue as at December 31, 2003 was $56.5 million versus $54.7 million as at September 30, 2003, an increase of $1.8 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.

As at December 31, 2003, the Company had other long-term liabilities totaling $3.3 million, comparable to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands, unaudited)                  December 31,   September
                                                            2003       30, 2003
--------------------------------------------------------------------------------

Lease inducements                                      $   336       $   362

Retention money on prior year acquisition
                                                           831           831
Long-term debt, described below, is comprised of:

   Capital lease obligations
                                                           331           384
   Overdraft facility
                                                           150           187
   Term loans
                                                           850           874
   Mortgage
                                                           826           785
--------------------------------------------------------------------------------
                                                       $ 3,324       $ 3,423
================================================================================

Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility bears interest at the bank prime lending rate plus 3.0%, is payable on demand with no specific repayment terms, is unsecured and is an obligation of a subsidiary acquired during the previous fiscal year.

Term loans are comprised of various loans bearing interest at the banks prime lending rate plus 3.0%, repayable in monthly installments of principal and interest totaling $29, expiring over the next one to seven years, are secured by a general security agreement and are obligations of subsidiaries acquired during the previous fiscal year.

The mortgage bears interest at the bank prime lending rate plus 2.5%, repayable in monthly installments of principal and interest of $20, is due in 2006, is secured by the mortgaged property, and is an obligation of a subsidiary acquired during the previous fiscal year.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of December 31, 2003.


(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------------------
                                     Payments due by period
----------------------------------------------------------------------------------------------------
                                                        Less than      1 to 3     4 to 5
                                                Total      1 year       years     years   Thereafter
----------------------------------------------------------------------------------------------------
Long-term debt (excluding capital
  lease obligations)                         $  1,826      $  687     $   534     $  124     $  481
Capital lease obligations                         331         164         163          4          -
Retention money on prior year acquisition         831           -         831          -          -
Lease inducements                                 336         109         227          -          -
----------------------------------------------------------------------------------------------------
                                                3,324         960       1,755        128        481
Operating leases                               28,004       6,837       9,479      6,156      5,532
----------------------------------------------------------------------------------------------------
Total contractual cash obligations           $ 31,328     $ 7,797    $ 11,234    $ 6,284    $ 6,013
====================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Results of Operations In Accordance with Canadian GAAP



                                             Quarter ended                Quarter ended           % change from
(U.S. dollars in thousands, unaudited)     December 31, 2003            December 31, 2002                fiscal
--------------------------------------------------------------------------------------------
                                             Actual      % of              Actual   % of Sales      to    2002
                                                        Sales                                             2003
                                           ---------------------       ---------------------     ---------------

Sales                                        $ 50,007      100%         $ 44,076       100%               13.5%
Cost of sales                                   5,715     11.4%            3,849       8.7%               48.5%
----------------------------------------------------------------------------------------------------------------
Gross profit                                   44,292     88.6%           40,227      91.3%               10.1%
----------------------------------------------------------------------------------------------------------------
Expenses

  Sales and marketing                          20,840     41.7%           18,936      43.0%               10.1%

  Research and development                      9,412     18.8%            8,141      18.5%               15.6%

  General and administration                    5,304     10.6%            4,841      11.0%                9.6%

  Amortization of intangibles                   6,998     14.0%            6,355      14.4%               10.1%
----------------------------------------------------------------------------------------------------------------
Total expenses                                 42,554     85.1%           38,273      86.9%               11.2%
----------------------------------------------------------------------------------------------------------------
Operating income                                1,738      3.5%            1,954       4.4%              (11.1%)
Interest and other income, net                    257      0.5%              518       1.2%              (50.4%)
----------------------------------------------------------------------------------------------------------------
Income before income taxes                      1,995      4.0%            2,472       5.6%              (19.3%)
Income tax expense                              4,024      8.1%            1,693       3.8%              137.7%
----------------------------------------------------------------------------------------------------------------
Net (loss) income                           $  (2,029)    (4.1%)        $    779       1.8%             (360.5%)
================================================================================================================

Basic (loss) earnings per share             $   (0.12)                  $   0.04                        (400.0%)
================================================================================================================
Diluted (loss) earnings per share           $   (0.12)                  $   0.04                        (400.0%)
================================================================================================================

Results of Operations

Sales for the quarter ended December 31, 2003 were $50.0 million, compared to $44.1 million for the same quarter last year. Income before income taxes for the current quarter was $2.0 million compared to income before income taxes of $2.5 million for the same period of last fiscal year, representing a decrease of $0.5 million. Net loss for the latest quarter was $2.0 million compared to a net income of $0.8 million, representing a decrease of $2.8 million over the same quarter of last fiscal year. Basic loss per share and diluted loss per share were $0.12 for the quarter ended December 31, 2003 compared to basic and diluted earnings per share of $0.04 in the first quarter of fiscal 2003.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity; and, Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Sales for quarter ended December 31, 2003 were $50.0 million compared to $44.1 million for the first quarter of last fiscal year. Sales from the Company's two product families were:

                                Quarter ended       Quarter ended      % change
($US millions, unaudited)     December 31, 2003   December 31, 2002    from 2002
--------------------------------------------------------------------------------
Hummingbird Connectivity       $      16.9            $   18.3           (7.6%)
Hummingbird Enterprise                33.1                25.8           28.4%
--------------------------------------------------------------------------------
                               $      50.0            $   44.1           13.5%
================================================================================

Hummingbird Connectivity sales for the current quarter were $16.9 million compared to $18.3 million for the same period of last fiscal year. The current quarter's sales of the company's Hummingbird Enterprise product family were $33.1 million compared to $25.8 million in the first quarter of fiscal 2003.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, further market recognition of the product, and additional revenue from the companies acquired after the first quarter of last year as detailed in the Company's September 30, 2003 annual audited consolidated financial statements. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from Hummingbird Enterprise to continue to increase as a percentage of the Company's total revenue.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $5.7 million in the current quarter compared to $3.8 million in the same period of last fiscal year. As a percentage of sales, the current fiscal year's cost of sales at 11.4% was higher than the 8.7% in the first quarter of fiscal 2003. The increase in cost of sales over the previous year is due to the inclusion of expenses of the acquired companies (LegalKEY, Dispro/Key Automation, Kramer Lee and Valid) that took place in the second, third, and fourth quarter of last year, and also an increased level of sales.

Gross Profit

Gross profit increased by 10.1% or $4.1 million to $44.3 million in the current quarter compared to $40.2 million in same period of last year. The rise was predominantly due to higher sales. Gross profit was 88.6% of sales in the current period, lower than the 91.3% in the first quarter of fiscal 2003.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $20.8 million from $18.9 million partly due to additional expenses for the acquired companies, as well as higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 41.7% of sales in the current quarter, lower than the 43.0% in the same period of last year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous fiscal years. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.4 million and up 15.6% from the $8.1 million in the same quarter of last year. Research and development expenses were 18.8% of the current period's sales, slightly up from 18.5% of sales in the first quarter of last fiscal year. As with cost of sales and sales and marketing expenses, the increase is primarily due to the inclusion of expenses of the acquired companies that took place after the first quarter of last fiscal year.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 9.6% to $5.3 million, from $4.8 million a year ago. This increase was due in part to the additional expenses of the acquired companies and a higher level of expenses needed to support the increased level of sales. As a percentage of sales, they were 10.6% in the current quarter slightly down from 11.0% in the same quarter of last year.


Amortization of Intangibles

Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from one to ten years. Amortization of intangibles increased to $7.0 million in the current quarter, an increase of $0.6 million, from $6.4 million in the first quarter of fiscal 2003. The increase was due to additional amortization from intangibles arising from the acquisitions that took place in the second, third, and fourth quarter of last fiscal year.

Interest and Other Income, Net

Interest and other income primarily represents the netting of interest income and expense. Interest and other income for the quarter ended December 31, 2003 has decreased to $0.3 million from $0.5 million compared to the quarter ended December 31, 2002. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days, and the decrease in available cash mainly due to the cash purchase of the prior year's acquisitions. As a percentage of sales, interest and other income in the current quarter has decreased to 0.5% from 1.2% in the same period of last year.

Income Tax Expense

The Company had a tax expense for accounting purposes during the current quarter of $4.0 million on income before taxes of $2.0 million, representing an effective tax rate of 201.7%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Also included in the income tax expense is a deferred tax charge of $2.4 million resulting from the recognition of the impact of income tax rate increases on deferred tax balances set up at previous rates. Excluding these impacts, the effective rate would have been 41.5%. In the comparable quarter in fiscal 2003, the Company had a tax expense of $1.7 million on income before taxes of $2.5 million, representing an effective tax rate of 68.5%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.2%.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Net Income (Loss)

Net loss for the quarter was $2.0 million compared to a net income of $0.8 million in the same period of last year, representing a decrease of $2.8 million. This decrease is due to higher operating expenses and higher amortization of intangibles, both a result of the acquisitions in the previous fiscal year.

Basic and Diluted Earnings (Loss) Per Share

Basic loss per share for the quarter ended December 31, 2003 was $0.12 compared to basic earnings per share of $0.04 in the first quarter of fiscal 2003. The loss per share for the current quarter was based on a basic weighted average number of shares of 17,551,000 versus a basic weighted average number of shares of 18,170,000 in the same period of the prior fiscal year.

Diluted loss per share for the current quarter was also $0.12 based on a diluted weighted average number of shares of 17,551,000 versus diluted earnings per share of $0.04 based on a diluted weighted average number of shares of 18,318,000 in the same quarter of the previous fiscal year.


Liquidity and Capital Resources


(U.S. dollars in thousands, unaudited)
---------------------------------------------------------------------------------------------
                                             Quarter ended       Quarter ended     % change
                                           December 31, 2003   December 31, 2002   from 2002
                                          ---------------------------------------------------
Working capital                              $   93,406           $ 123,903          (24.6%)

Cash and cash equivalents, and                  115,571             119,686           (3.4%)
short-term investments

Net cash provided by operating activities        13,170              6,358            107.1%
=============================================================================================


The Company had cash and cash equivalents, and short-term investments of $115.6 million as at December 31, 2003 compared to $119.7 million as at December 31, 2002.

The Company had an operating cash inflow of $13.2 million during the current quarter up from the operating cash inflow of $6.4 million during the first quarter of the prior year.

Capital expenditures in the current quarter were $1.0 million, compared to $0.8 million in the same quarter of the previous year. These expenditures consisted primarily of purchases of computer hardware and software, leasehold improvements, furniture and office equipment.

In the current quarter, $0.3 million was received from employee exercised stock options, in comparison to $0.9 million in the first quarter of last year.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Financial Position

Cash and cash equivalents plus short-term investments increased as at December 31, 2003 by $11.6 million to $115.6 million compared to a balance of $104.0 million as at September 30, 2003.

Accounts receivable were $52.9 million at the end of the current quarter compared to $56.0 million as at September 30, 2003, representing a decrease of $3.1million.

Accounts payable and accrued liabilities were $27.8 million as at December 31, 2003, $0.6 million lower than the balance of $28.4 million as at September 30, 2003.

Deferred revenue as at December 31, 2003 was $56.5 million versus $54.7 million as at September 30, 2003, an increase of $1.8 million. The rise was mostly caused by increased billing activity for maintenance and support contracts. Revenue for these items is deferred and recognized over the maintenance and support contract period.


As at December 31, 2003, the Company had other long-term liabilities totaling $3.3 million, comparable to the $3.4 million at September 30, 2003. Other long-term liabilities consists of the following:

(U.S. dollars in thousands, unaudited)             December 31,    September 30,
                                                       2003           2003
--------------------------------------------------------------------------------

Lease inducements                                     $ 336        $  362

Retention money on prior year acquisition
                                                        831           831
Long-term debt, described below, is comprised of:

   Capital lease obligations
                                                        331           384
   Overdraft facility
                                                        150           187
   Term loans
                                                        850           874
   Mortgage
                                                        826           785
--------------------------------------------------------------------------------
                                                    $ 3,324       $ 3,423
================================================================================


Capital lease obligations are comprised of various leases for office equipment and automobiles, bearing interest from 10.0% to 15.0%, repayable in monthly installments of principal and interest totaling $55, expiring over the next one to five years and are secured by the underlying asset. A majority of these leases are obligations of subsidiaries acquired during the previous fiscal year.

The overdraft facility bears interest at the bank prime lending rate plus 3.0%, is payable on demand with no specific repayment terms, is unsecured and is an obligation of a subsidiary acquired during the previous fiscal year.

Term loans are comprised of various loans bearing interest at the banks prime lending rate plus 3.0%, repayable in monthly installments of principal and interest totaling $29, expiring over the next one to seven years, are secured by a general security agreement and are obligations of subsidiaries acquired during the previous fiscal year.

The mortgage bears interest at the bank prime lending rate plus 2.5%, repayable in monthly installments of principal and interest of $20, is due in 2006, is secured by the mortgaged property, and is an obligation of a subsidiary acquired during the previous fiscal year.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




The table below lists the Company's contractual payments for its other long-term liabilities and lease commitments.



(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------------------
                                      Payments due by period
----------------------------------------------------------------------------------------------------
                                                        Less than      1 to 3     4 to 5
                                                Total      1 year       years     years   Thereafter
----------------------------------------------------------------------------------------------------
Long-term debt (excluding capital
  lease obligations)                         $  1,826      $  687     $   534     $  124     $  481
Capital lease obligations                         331         164         163          4          -
Retention money on prior year acquisition         831           -         831          -          -
Lease inducements                                 336         109         227          -          -
----------------------------------------------------------------------------------------------------
                                                3,324         960       1,755        128        481
Operating leases                               28,004       6,837       9,479      6,156      5,532
----------------------------------------------------------------------------------------------------
Total contractual cash obligations           $ 31,328     $ 7,797    $ 11,234    $ 6,284    $ 6,013
====================================================================================================

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

 -   identifying underserved segments of the market;
 -   developing products that solve a prevalent business problem;
 - communicating the value proposition of its products to the appropriate audience;
 -   effectively combining direct and partner-influenced distribution; and
 -   ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 37% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 43% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Recent Accounting Pronouncement

In December 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46R ("FIN 46R"), a revision to Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities". FIN 46R clarifies some of the provisions of FIN 46 and exempts certain entities from its requirements. FIN 46R is effective at the end of the first interim period ending after March 15, 2004. The Company has determined that there will be no material impact on its results of operations, for the current year, from the adoption of this pronouncement.

[Hummingbird logo omitted}


                             FOR IMMEDIATE RELEASE
--------------------------------------------------------------------------------

          HUMMINGBIRD REPORTS STRONG FIRST QUARTER REVENUE AND EARNINGS
             Hummingbird Enterprise Sales up 28%; Adjusted EPS $0.30

Toronto - January 21, 2004 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its consolidated results for the first quarter ended December 31, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


--------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS
(millions of U.S dollars except share data)

                                                          Three Months Ended
                                                               December 31

                                                        2003             2002
                                                        ----             ----

Sales                                                   50.0             44.1

Net (Loss) Income                                       (1.3)             2.0

Diluted (Loss) Earnings Per Share                      (0.07)            0.11

Diluted Number of Shares (millions)                     17.6             18.3

Adjusted Net Income (Note)                               5.3              5.1

Adjusted Diluted Earnings Per Share                     0.30             0.28

Adjusted Diluted Number of Shares (millions)            17.7             18.3


Note: Adjusted Net Income comprises Net (Loss) Income excluding amortization of intangibles, deferred income tax rate adjustments all net of related taxes.
--------------------------------------------------------------------------------

"The continued growth of the Enterprise Information Management Systems (EIMS) revenue and strong earnings performance confirm that our strategy of establishing market leadership in the rapidly accelerating Enterprise Content Management (ECM) market segment is on track. We have built a solid foundation for sustainable revenue growth with the Hummingbird Enterprise suite and continue to see accelerated adoption of Hummingbird Enterprise across all our core markets," said Fred Sorkin, consolidation and risk mitigation continue to be the reasons our customers invest in the deployment of Hummingbird Enterprise as their content management platform of choice."

Key operational highlights of the quarter include:

    o Continued traction for our line-of-business solutions introduced in fiscal 2003. In particular, the demand for Hummingbird Enterprise(TM) for ESRI and Hummingbird Enterprise(TM) for Contract Management is accelerating worldwide.

    o The accelerated adoption of the Hummingbird Enterprise suite is evidenced by a sustained quarter over quarter growth of our Enterprise Information Management Systems (EIMS) revenue. The increased demand for enterprise content management solutions is robust across all of our key markets worldwide.

    o Maintenance renewal continues to grow which provides the foundation for recurring revenue.

    o As we continue to further consolidate our market leadership in our core legal and government market segments, we are successfully advancing our business activities in financial services and the manufacturing sectors.

    o The inaugural European Summit was held on October 27 - 28, 2003 in Barcelona, Spain. The conference provided an excellent forum to showcase a wide range of innovative and repeatable solutions, built by our network of European customers and partners that extend the value of Hummingbird Enterprise across a wide range of industries such as legal, professional services, government, financial services and manufacturing. The success of the European Summit re-enforced the value of focusing on repeatable industry line-of-business solutions that extend the value of Hummingbird Enterprise.

"We continue to focus on the fundamentals of our business. Our strategy is based on preserving our installed base of customers, delivering integrated products that address end-to-end content lifecycle requirements of our customers, and building out high value line of business and industry solutions," added Sorkin.

Financials

Sales for the quarter ended December 31, 2003 were $50.0 million representing a 13.5% increase from the quarter ended December 31, 2002. Hummingbird Enterprise revenues for the quarter were $33.1 million, a 28.4% increase from the same quarter last year. Adjusted net income in the current quarter was $5.3 million, compared to $5.1 million in the first quarter of last year.

Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.30 compared to $0.28 for the corresponding period last year.

Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the Company's quarterly performance of its core business since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method which management uses to plan and forecast the Company's results. Adjusted net income is not a recognized measure under Canadian or U.S. GAAP and the Company's method of calculating adjusted net income may differ from and accordingly may not be comparable to similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed as an alternative to net income (loss), determined in accordance with Canadian or U.S. GAAP, as an indicator of the Company's performance.

Expenses for the current quarter, excluding amortization of intangibles, increased to $36.1 million compared to $32.4 million for the first quarter of the previous fiscal year. The increase in current quarter expenses is primarily due to the inclusion of operating expenses of acquired companies that took place in second, third and fourth quarters of last year.

The first quarter of fiscal 2004 reported a net loss of $1.3 million, compared to a net income of $2.0 million for the first quarter of last year. This is primarily due to increased amortization of intangibles resulting from last year's acquisitions and an increase in income tax expense. The higher income tax expense resulted from adjusting deferred tax credit balances to current tax rates. Excluding this income tax impact, the Company would have reported a net income of $0.8 million. The diluted loss per share of $0.07 in the current quarter compares to a diluted earnings per share of $0.11 for the first quarter of last year.

Total assets as at December 31, 2003 were $366.5 million, compared to $365.8 million as at September 30, 2003. The Company's cash position including short-term investments, net of bank debt, was $113.4 million as at December 31, 2003. Cash flow generated from operations for the current quarter was $13.2 million. Deferred revenue was higher at $56.5 million, up from $54.7 million as at September 30, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net loss of $2.0 million and diluted loss per share of $0.12 for the quarter ended December 31, 2003, compared to a net income of $0.8 million and diluted earnings per share of $0.04 for the same period last year.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1450 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com
                                             -------------------


Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                  Tel: 416 496-2200 ext. 2263
Fax: 416 496-2207                            Fax: 416 496-2207

inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                Hummingbird Ltd.
                                -----------------------------------------------
                                                 (Registrant)



Date: March 1, 2004             By:     / s / Inder P.S. Duggal
      -----------------                 ---------------------------------------
                                                      (Signature)
                                        Inder P.S. Duggal
                                        Chief Financial Officer and
                                        Chief Controller